Exhibit 99.1

Power to Change the World®

BALLARD

2004 Third Quarter Report

Ballard Power Systems Inc.

LETTER TO SHAREHOLDERS

We are pleased with our third quarter results, which reflect our focus on financial sustainability, as we continue to control expenses and conservatively manage our cash. We continued to demonstrate our industry leadership as our Alliance partner, DaimlerChrysler, delivered vehicles powered with Ballard® fuel cells to customers in the United States, Australia, Singapore and Germany, while Ford, our other Alliance partner, began production of its fuel cell vehicle demonstration fleet.

Our revenue in the third quarter ending September 30, 2004, was $23.6 million, compared to $28.2 million for the same period in 2003. Excluding special charges, our net loss for the quarter was $29.5 million, or ($0.25) per share, compared to a loss of $31.9 million, or ($0.27) per share, for the same period in 2003. Including special charges, our net loss for the quarter was $52.6 million, or ($0.44) per share. Our increased loss for the quarter was primarily the result of an estimated $23.1 million write-down related to the pending sale of our subsidiary, Ballard Power Systems AG, which was announced in July. For the quarter, cash used by operations and capital expenditures, excluding business integration and restructuring expenditures, was $17.8 million, consistent with the same period last year.

Our operating results in the third quarter reflect higher product revenues and lower operating expenses. Offsetting this was lower engineering service revenue due to the scheduled completion of our current light-duty fuel cell engine development activities. Excluding special charges, our net loss and cash consumption from operations and capital expenditures for the quarter were roughly the same as one year ago.

At the Michelin Challenge Bibendum in Shanghai, China, last month, vehicles powered with Ballard® fuel cells won 19 first place awards – more first place awards than all other automotive fuel cell developers combined. Our customers’ vehicles received top marks in a wide range of categories, including fuel efficiency, emissions and crash safety.

The first Ford production vehicles featuring Ballard® fuel cells for customer use under the U.S. Department of Energy’s (DOE) demonstration program were unveiled in the third quarter. Over half of the announced fleets under the DOE Hydrogen Economy Initiative will be powered with Ballard® fuel cells.

DaimlerChrysler delivered an F-Cell to the South Coast Air Quality Management District (SCAQMD), the first DaimlerChrysler fuel cell vehicle delivered to a customer in California. The handover was accompanied by the opening of SCAQMD’s hydrogen fueling station in Diamond Bar, the first hydrogen fueling station open to the public in Southern California. United Parcel Service launched three Dodge Sprinter delivery vehicles powered with Ballard® fuel cells in California and Michigan. In Perth, Western Australia, three Mercedes-Benz Citaro buses, powered with Ballard® heavy-duty fuel cell engines, were launched in a two-year demonstration project. German Chancellor Gerhard Schroeder also took personal delivery of a Ballard® fuel cell-powered Mercedes Benz A-Class automobile.

Over the next two years, more than 160 vehicles powered with Ballard® fuel cells will be on the road in the hands of end-use customers in 14 different countries. Through September, vehicles powered with Ballard® fuel cells have recorded over 650,000 customer-driven kilometers in 2004.

We recently announced a $3.6 million contract with a major global automaker covering expanded technology benchmarking and evaluation activities. This contract builds on the experience gained by the automaker from its initial purchase of Ballard® fuel cell products in 2003.

In July 2004, due to market and industry changes and the need to focus on our core fuel cell technology, we announced a proposed transaction with our Vehicular Fuel Cell Alliance partners, under which DaimlerChrysler and Ford will acquire our 50.1 percent interest in Ballard Power Systems AG, our German subsidiary. Negotiations are progressing and we expect to complete the transaction in the first half of 2005. The sale of Ballard Power Systems AG is subject to further approvals by our board of directors and those of DaimlerChrysler and Ford, by our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

EBARA BALLARD’s industry-leading 1 kW combined heat and power fuel cell generator will be sited in early 2005 at the official residence of the Prime Minister of Japan. We remain on-track to begin limited commercial shipments in late-2004 to support our customers’ plans to launch the product in early-2005. To date, over 60 generators powered with Ballard® fuel cells have been demonstrated and tested in Japan, primarily with Tokyo Gas, Osaka Gas, Nippon Oil Corporation and Toho Gas, in addition to government-sponsored programs. Ballard® fuel cells are approaching 10,000 hours in some of the systems currently in the field.

Our Nexa® RM field trial programs in North America, Europe and Asia are progressing, but at a slower rate than expected. We have commissioned eight Nexa® RM Series stationary fuel cell generators for field trials this year. Three of these are at end-user sites, and the remaining are sited at distribution channel partner facilities. Real-world applications of hydrogen fuel cell technology such as this are key to identifying and facilitating the development of the necessary codes and standards to commercialize fuel cell and hydrogen technology.

During the quarter, we decided to suspend further development of our AirGen™ fuel cell generator. We have determined that the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, we wrote-down the carrying value of assets of $2.1 million, including inventory, capital and intangible assets. We will continue to offer our AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build customer awareness and promote study of fuel cell technology in schools.

During the quarter, we introduced our 30 kW Ecostar™ power converter for the photovoltaic market, complementing our 75 kW Ecostar™ power converter. We have expanded our distribution relationships and have received firm orders for 57 units.

Ground support equipment sales continued to increase, with sales of 80 electric drive systems during the third quarter, compared to 56 electric drive systems for the same period last year, with a backlog of over 250 systems.

In summary, we are sharpening our focus while demonstrating fiscal discipline. We are extending our technology leadership in the lab, in the factory and on the road. We are optimizing the effectiveness of our Alliance with DaimlerChrysler and Ford, while establishing strategic relationships to help us accelerate the path to commercialization.

The challenges we are encountering along this path are minor in comparison to the driving forces behind fuel cells and the hydrogen economy. Whether it’s rising oil prices, diminishing air quality, global warming or concerns for energy security, these driving forces are not going away; on the contrary, they are gathering momentum. We remain confident that we are well positioned to lead the way and set the standard for automotive fuel cells.

“Dennis Campbell”

Dennis Campbell

President and Chief Executive Officer

This report contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from other fuel cell manufacturers, other advanced and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, our ability to protect our intellectual property, and our ability to provide the capital required for product development, operations and marketing. These factors should be considered carefully and readers should not place undue reliance on Ballard’s forward-looking statements. Investors are encouraged to review Management’s Discussion and Analysis in the 2003 Annual Report, for a more complete discussion of factors that could affect Ballard’s future performance.

MANAGEMENT’S DISCUSSION & ANALYSIS

BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and nine-month periods ended September 30, 2004. As well, it provides an update to the “Management’s Discussion and Analysis” section contained in our 2003 Annual Report. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2003. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements contained in our 2003 Annual Report. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated October 25, 2004.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

Our net loss for the three months ended September 30, 2004, was $52.6 million, or ($0.44) per share, compared with a net loss of $31.9 million, or ($0.27) per share, for the same period in 2003. A $23.1 million estimated write-down on the pending sale of our subsidiary, Ballard Power Systems AG (“BPSAG”), discussed below, was the primary driver for the increased loss for the quarter. Excluding this special charge, our net loss for the quarter would have been $29.5 million, or a $2.4 million improvement over the same quarter last year, primarily due to a $4.6 million decline in research and product development expenses, a $4.1 million decline in depreciation and amortization (as we have ceased recording depreciation and amortization on the BPSAG assets held for sale), and lower business integration and restructuring costs of $2.7 million, partly offset by an $8.9 million decline in engineering service revenue. Our net loss for the nine months ended September 30, 2004, was $120.3 million, or ($1.02) per share, compared to a net loss of $87.9 million, or ($0.75) per share, for the same period in 2003. The higher loss for 2004 primarily results from the $23.1 million loss on assets held for sale, a $23.0 million decline in engineering service revenue reflecting the near completion of the current generation light-duty fuel cell engine development program, and a foreign exchange loss of $1.7 million compared to a foreign exchange gain of $16.2 million in 2003. This was partly offset by a $13.4 million decline in research and development expenses, a $1.8 million decline in general and administrative expenses, a $7.5 million improvement in product margins, a $7.1 million decline in business integration and restructuring costs, $4.6 million of lower minority interest share of losses in subsidiaries, a $3.4 million decline in depreciation and amortization for the reasons discussed above and the fact that the 2003 results included the $7.3 million write-down of our entire investment in MicroCoating Technologies, Inc. (“MCT”).

Our revenues for the three months ended September 30, 2004, were $23.6 million, compared to $28.2 million for the same period in 2003. This decrease includes a $4.4 million or 24% increase in product revenues offset by a $8.9 million or 90% decrease in engineering service and other revenue. Our revenues for the nine months ended September 30, 2004, were $60.8 million compared to $90.4 million for the same period in 2003. This decrease includes a $6.6 million or 11% decrease in product revenues and a $23.0 million or 71% decrease in engineering service and other revenue. The decrease in product revenues for the nine-month period primarily relates to lower shipments of heavy-duty fuel cell engines and related product support services for the European Fuel Cell Bus Project. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine development program being in its early stages.

Cash used by operations and capital expenditures for the three and nine-month periods ended September 30, 2004, were $17.8 million and $67.5 million respectively, compared to $17.8 million and $35.1 million (excluding business integration and restructuring expenditures) for the same periods in 2003. The increase for the nine months ended September 30, 2004, compared to the same period in 2003 is primarily due to the higher losses (excluding non-cash items) described above and period over period changes in working capital requirements, which were driven primarily by declines in accounts payable and accrued liabilities and accrued warranty liabilities.

SIGNIFICANT DEVELOPMENTS

On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with our Vehicular Fuel Cell Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. As a result of the pending sale of BPSAG, we have recorded an estimated loss of $23.1 million in the third quarter of 2004. This loss results from writing down the goodwill of BPSAG to the estimated proceeds to be received. The final loss on the sale of BPSAG is dependent on a number of variables, including changes in our net investment in BPSAG and purchase price adjustments. The existing forward sale agreement related to the purchase by us of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement require the purchase of the remaining 49.9% interest in BPSAG by us to be completed by November 15, 2004, the agreement has been extended pending the closing of the sale of BPSAG.

On completion of the sale of BPSAG we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford, and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance-of-plant).

Under the terms of the MOU, DaimlerChrysler and Ford will also provide to us up to $58 million in funding for our development of the next two generations of vehicular fuel cells and the next generation electric drive system, subject to achieving predefined milestones. On or before closing, DaimlerChrysler and Ford will also invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

Under the terms of the MOU, following the close of the transaction, DaimlerChrysler’s ownership in Ballard is expected to increase from 16.6% to 18.8%, and Ford’s ownership in Ballard is expected to decrease from 18.7% to 13.9%. DaimlerChrysler’s and Ford’s representation on our board of directors will remain unchanged.

After giving effect to the proposed share cancellations and the issuance of the 4,457,545 shares discussed above, our issued and outstanding share capital is expected to be reduced from 118,698,844 as at October 25, 2004, to 114,156,389 common shares at the closing of the transaction.

We expect to complete the transaction in the first half of 2005, subject to further approvals by the boards of directors of Ballard, DaimlerChrysler and Ford, from our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

During the quarter we decided to suspend further development of our AirGen™ fuel cell generator. We have determined that the development costs to establish a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, we wrote-down the carrying value of our inventory by $1.3 million and our capital and intangible assets by $0.4 million each.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to our consolidated financial statements contained in our 2003 Annual Report. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

Revenue Recognition: We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the three and nine-month periods ended September 30, 2004 and 2003, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision: Warranty is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the nine months ended September 30, 2004 and 2003 were reduced by a net amount of $5.5 million and $4.1 million, respectively. The majority of our warranty provision is for transportation-related fuel cell products.

Inventory Provision: In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the nine months ended September 30, 2004 and 2003, inventory provisions of $2.3 million and $2.7 million, respectively, were recorded as a charge to cost of product revenues. This includes $1.3 million of inventory provision in the 2004 period related to our AirGen™ fuel cell generator discussed above.

Investments: We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is not temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that is not temporary has occurred. During the nine months ended September 30, 2004, there were no write-downs of our investments. During the nine months ended September 30, 2003, we recorded a $7.3 million write-down, representing 100% of our investment in MCT.

Intangible Assets and Goodwill: As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over a period ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

During the three months ended September 30, 2004, we recorded an estimated loss of $23.1 million as a result of the pending sale of our investment in BPSAG as a charge against goodwill. During this period we also recorded a $0.4 million write-down of intangible assets associated with our AirGen™ fuel cell generator.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on us, as our accounting for revenues is consistent with U.S. GAAP.

CICA Accounting Guideline 13 (“AcG-13”) Hedging Relationships came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change. There were no material impacts to any of the periods reported as a result of adopting EIC-128.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2004, were $23.6 million, a $4.5 million, or 16%, decrease from the same period in 2003. Revenues for the nine months ended September 30, 2004, were $60.8 million, a decrease of $29.6 million, or 33%, from the same period in 2003. The decreases in revenues primarily reflect lower engineering service and other revenues, partly offset by higher product revenues from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended September 30
	2004			2003
		Engineering			Engineering
(Expressed in thousands		Service			Service
of U.S. dollars)	Product	and Other	Total	Product	and Other	Total
Transportation	$18,080	$1,019	$19,099	$14,299	$9,907	$24,206
Power Generation	1,343	—	1,343	1,075	—	1,075
Material Products	3,188	—	3,188	2,885	—	2,885
	$22,611	$1,019	$23,630	$18,259	$9,907	$28,166

	Nine months ended September 30
	2004			2003
		Engineering			Engineering
(Expressed in thousands		Service			Service
of U.S. dollars)	Product	and Other	Total	Product	and Other	Total
Transportation	$38,598	$9,599	$48,197	$45,169	$32,620	$77,789
Power Generation	2,825	—	2,825	2,347	—	2,347
Material Products	9,817	—	9,817	10,277	—	10,277
	$51,240	$9,599	$60,839	$57,793	$32,620	$90,413

Transportation product revenues for the three months ended September 30, 2004, increased by $3.8 million, or 26%, primarily due to revenues from a contract to supply heavy-duty fuel cell engines to DaimlerChrysler for a demonstration project in China. For the nine months ended September 30, 2004, Transportation product revenues declined by $6.6 million, or 15%, relative to the corresponding period in 2003, primarily due to lower shipments of heavy-duty fuel cell engines and related product support services reflecting the completion of product deliveries for the European Fuel Cell Bus Project during 2003. The decrease in revenues for the nine months ended September 30, 2004, was partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China as mentioned above.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell engine program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the three and nine-month periods ended September 30, 2004, as compared to the same periods in 2003, resulted from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine program being in the early stages. As previously announced, and for the reason noted above, we expect this trend in engineering service revenue to continue for the balance of 2004. Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to begin in 2005, assuming the completion of the transactions contemplated in the MOU as described above.

Power Generation revenues for the three and nine-month periods ended September 30, 2004, increased by $0.3 million, or 25%, and $0.5 million, or 20%, respectively, over the same periods in 2003, due to higher sales volumes of a smaller version of our automotive fuel cell to a customer for a non-automotive application. Sales of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator, while comparable to the prior period, continues to represent a significant portion of our Power Generation revenues.

Material Products revenues for the three months ended September 30, 2004, increased by $0.3 million, or 11%, as compared to the same period in 2003, reflecting the sale of prototype materials during the current quarter. For the nine months ended September 30, 2004, Material Product revenues decreased by $0.5 million, or 4%, as compared to the comparative periods in 2003, due primarily to slightly lower demand for carbon fiber products.

Cost of product revenues for the three months ended September 30, 2004, were $17.9 million, an increase of $2.6 million, or 17%, compared to the same period in 2003. The increase in cost of product revenues for the quarter primarily resulted from partial shipments of heavy-duty fuel cell engines for China and inventory provisions related to our AirGen™ fuel cell business. Cost of product revenues for the nine months ended September 30, 2004, were $42.2 million, a decrease of $14.1 million, or 25%, from the same period in 2003. The lower cost of product revenues during the nine-month period primarily reflects the decrease in shipments of heavy-duty fuel cell engines and related product support services discussed above. In addition, cost of product revenue was impacted by adjustments to accrued warranty liabilities, which for the three months ended September 30, 2004, resulted in an increase of $0.5 million and for the nine months ended September 30, 2004, a decrease of $5.5 million. This compares to warranty reductions of $0.9 million and $4.1 million for the same periods in 2003. The reduction in accrued warranty liabilities over the nine-month period ended September 30, 2004, was primarily due to contractual expirations, improved lifetime expectancy and lower production costs for our light and heavy-duty fuel cell modules.

Research and product development expenses for the three months ended September 30, 2004, were $21.3 million, a decrease of $4.6 million, or 18%, compared to the same period in 2003. Research and product development expenses for the nine months ended September 30, 2004, were $65.2 million, a $13.4 million, or 17%, decrease from the same period in 2003. The decreases were primarily due to the winding-down of our current light-duty and completion of our heavy-duty fuel cell engine development programs, and cost reduction initiatives and restructuring activities. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three and nine-month periods ended September 30, 2004, compared to the same periods in 2003.

Included in research and product development expenses for the three and nine-month periods ended September 30, 2004, were costs of $2.3 million and $9.8 million, respectively, related to our achievement of predefined milestones for our customers under the current light-duty fuel cell engine development program, for which we earned engineering service revenue. This compares to engineering service-related expenditures of $6.9 million and $20.9 million for the same periods in 2003.

General and administrative expenses for the three months ended September 30, 2004, were $3.8 million, a decrease of $0.3 million, or 8%, compared to the same period in 2003. General and administrative expenses for the nine months ended September 30, 2004, were $11.2 million, a $1.8 million, or 14%, decrease from the same period in 2003. The primary reason for the decreases are the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003, and in addition, for the nine-month period, the reversal of provisions for bonuses. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Marketing expenses for the three months ended September 30, 2004, were $3.1 million, a $0.8 million, or 34%, increase from marketing expenses in the same period of 2003. Marketing expenses for the nine months ended September 30, 2004 were $7.8 million, a $0.4 million, or 6%, increase from the same period in 2003. The increases in marketing expenses reflect increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Depreciation and amortization was $8.0 million for the three months ended September 30, 2004, a decrease of $4.1 million, or 34%, as compared to the same period in 2003. Depreciation and amortization was $31.3 million for the nine months ended September 30, 2004, a $3.4 million, or 10%, decrease from the same period in 2003. In accordance with GAAP, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale.

Investment and other income was $2.3 million for the three months ended September 30, 2004, compared to income of $3.2 million for the corresponding period in 2003. For the nine months ended September 30, 2004, investment and other income was $2.7 million, compared to $23.8 million for the same period in 2003.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended September 30		Nine months ended September 30
	(restated-note 1)		(restated-note 1)
(Expressed in thousands of U.S. dollars)	2004	2003	2004	2003
Investment and other income	$1,522	$3,266	$4,331	$7,631
Foreign exchange gain (loss)	807	(36)	(1,664)	16,160
	$2,329	$3,230	$2,667	$23,791

Investment and other income, excluding foreign exchange gain (loss), was $1.5 million and $4.3 million for the three and nine-month periods ended September 30, 2004, respectively, a decline of $1.7 million, or 53%, and $3.3 million, or 43%, compared to the same periods in 2003. The declines are primarily due to lower interest rates and lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the three months ended September 30, 2004, a 5.7% strengthening of the Canadian dollar, relative to the U.S. dollar, resulted in a foreign exchange gain of $807,000 compared to a foreign exchange loss of $36,000 for the same period in 2003 when there was little change in the exchange rate. For the nine months ended September 30, 2004, a foreign exchange loss of $1.7 million compares to a foreign exchange gain of $16.2 million. The loss for the nine months ended September 30, 2004, was primarily driven by a 3.7% decline from the beginning of the year in the Canadian dollar, relative to the U.S. dollar, during the first two quarters of 2004 when Canadian net monetary balances were higher than they were for the third quarter of 2004. This compares to an increase of 15% in the Canadian dollar, relative to the U.S. dollar, for the nine months ended September 30, 2003, on higher balances of Canadian-denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Loss on disposal and write-down of property, plant and equipment, intangible assets and investments for the three and nine-month periods ended September 30, 2004, were $1.1 million and $1.4 million, respectively, compared to $0.3 million and $7.7 million for the same periods in 2003. The losses for the 2004 periods primarily represent the write-down of our AirGen™ fuel cell generator capital and intangible assets of $0.4 million each. The loss for the nine months ended September 30, 2003, primarily represents the write-down of 100% of our investment in MCT.

Minority interest for the three and nine-month periods ended September 30, 2004, was nil, a decrease of nil and $4.6 million from the corresponding period in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries, BGS and BPSAG. We increased our ownership of BGS to 100% with our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, the minority interest’s share of losses in BPSAG exceeded the minority interest’s investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements during 2003.

Write-down of assets held for sale for the three and nine-month periods ended September 30, 2004, was $23.1 million compared to nil during the corresponding periods in 2003. The write-down of assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company as a result of the pending sale discussed above.

Business integration and restructuring costs for the three and nine-month periods ended September 30, 2004, were both nil compared to $2.7 million and $7.1 million for the corresponding periods in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $257.0 million as at September 30, 2004, a decrease of $70.2 million from the end of 2003. The decrease was primarily driven by net losses (excluding non-cash items) of $54.3 million, higher non-cash working capital requirements of $9.6 million and investing outflows of $6.3 million (excluding an increase in short-term investments). Cash, cash equivalents and short-term investments decreased by $40.0 million during the comparative nine-month period ended September 30, 2003, driven by net losses (excluding non-cash items) of $34.0 million, higher non-cash working capital requirements of $1.8 million and investing outflows of $5.7 million (excluding a decrease in short-term investments), partly offset by financing inflows of $1.5 million.

Cash used by operations for the three and nine-month periods ended September 30, 2004, were $15.4 million and $63.9 million, respectively. This compares to $17.4 million and $35.8 million for the corresponding periods in 2003. The lower cash requirements for the three months ended September 30, 2004, were driven primarily by lower non-cash working capital requirements. The higher cash requirements for the nine months ended September 30, 2004, were driven by an increase in cash losses and by higher non-cash working capital requirements.

For the three months ended September 30, 2004, working capital requirements resulted in cash inflows of $0.8 million compared to cash outflows of $3.7 million for the corresponding period in 2003. In 2004, inventory declined due to the timing of product shipments and inventory provisions, accounts payable and accrued liabilities increased from the beginning of the quarter due to accruals for bonuses and the timing of payments, and accrued warranty liabilities increased primarily because of product shipments. These decreases in working capital requirements were partly offset by higher accounts receivable which increased due to shipment timing, and deferred revenue which decreased as we met obligations to provide certain services and recognized into revenue previously received deposits. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG and increased during the quarter primarily due to the build-up of inventory for Transportation customer deliveries, higher accounts receivable due to invoice timing and reduced accrued warranty liabilities due to the reversal of light-duty system warranty obligations.

For the nine months ended September 30, 2004, working capital requirements resulted in cash outflows of $9.6 million compared to $1.8 million for the corresponding period in 2003. Accounts payable and accrued liabilities declined from the beginning of the year due to the timing of payments of employee bonuses and reduced expenditures. Inventories increased due to a build-up of raw materials for Transportation customer deliveries and higher service inventory requirements to support bus programs in Europe, Australia, China and the U.S. Accrued warranty liabilities decreased primarily because of a reversal of light and heavy-duty warranty obligations partly offset by increases due to product shipments. These increases in working capital requirements were partly offset by a decrease in accounts receivable due to lower sales and improved collections. Working capital required related to assets and liabilities held for sale increased during the nine months ended September 30, 2004, due to the build-up of inventory for Transportation customer deliveries and reduced accounts payable and accrued liabilities due to lower expenditures and the payment of 2003 bonuses.

Investing activities resulted in cash inflows of $52.1 million and cash outflows of $81.4 million for the three and nine-month periods ended September 30, 2004, respectively, compared to cash outflows of $5.1 million and $0.9 million during the corresponding periods in 2003. Changes in short-term investments are primarily driven by our investment decisions in response to swings in yield curves in order to maximize investment returns. The increase in investments for the nine months ended September 30, 2004, represents cash investments in our associate company, EBARA BALLARD Corporation, and Chrysalix Energy Limited Partnership of $1.7 million and $0.7 million, respectively. Capital spending of $2.4 million and $3.6 million for the three and nine-month periods ended September 30, 2004, respectively, was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $50,000 and $55,000 for the three and nine-month periods ended September 30, 2004, compared to cash inflows of $375,000 and $1.5 million during the corresponding periods in 2003. The cash inflows for all periods were primarily from net proceeds from the exercise of employee stock options.

As at October 25, 2004, we had 118,698,844 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 6,799,884 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2004, we had cash, cash equivalents and short-term investments totaling $257.0 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for proton exchange membrane fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs, and the successful completion of the pending sale of BPSAG. In addition to our cash resources, we expect our funding requirements to be met through future product and engineering service revenues as well as through our Alliance partners, DaimlerChrysler and Ford, fulfilling their commitment to provide us with Cdn.$55 million in equity funding on or before the closing of the pending sale of BPSAG.

As discussed above, we have entered into a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, whereby they will acquire 100% of BPSAG. On completion of this transaction we will continue to be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance-of-plant).

The following table provides selected financial results adjusted for the effects of the sale of BPSAG, on a pro-forma basis. The management proxy circular expected to be delivered to shareholders in connection with the transaction will contain detailed pro-forma financial information.

	Nine months ended September 30, 2004		Year ended December 31, 2003
(Expressed in thousands of U.S. dollars)	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$45,507	$60,839	$84,751	$119,566
Operating Expenses	$87,588	$115,435	$121,800	$177,436
Net Loss	$(81,066)	$(120,299)	$(86,491)	$(125,092)

We, together with DaimlerChrysler and Ford, have developed program plans for the next generation vehicular fuel cell and electric drive products. We have also jointly established a framework for the development and funding of the follow-on next generation vehicular fuel cell program. Under the terms of the MOU, DaimlerChrysler and Ford will provide, as engineering service revenue, up to $58 million, subject to achievement of predefined milestones, for the next two generations of vehicular fuel cells and the next generation electric drive system. This also excludes product revenues expected from these programs.

In addition, the MOU provides that, on or before closing, DaimlerChrysler and Ford will invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

We believe that our cash, cash equivalents and short-term investments, together with funding commitments from our Alliance partners, DaimlerChrysler and Ford, are sufficient to meet our planned growth and development activities for at least the next several years.

As at September 30, 2004, there were no significant changes in our contractual obligations and commercial commitments from those reported in our 2003 Annual Report.

Periodically, we enter into forward exchange contracts to manage our exposure to currency rate fluctuations. As at September 30, 2004, there were no forward exchange contracts outstanding.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD Corporation. We

earn revenues from related parties from the sale of products and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained and granted licenses from related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended September 30		Nine months ended September 30
(Expressed in thousands of U.S. dollars)	2004	2003	2004	2003
Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$13,731	$18,235	$34,597	$58,011
Purchases	$592	$533	$1,351	$1,695
Contract research and development expenditures	$—	$139	$608	$961

We have also committed to purchasing certain intellectual property from DaimerChrysler in October 2004 for 1.1 million Euro.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Three months ended (restated-note 1)
(Expressed in thousands of U.S. dollars, except per share amounts)	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
Product revenues	$22,611	$15,407	$13,222	$22,035
Engineering service and other revenue	1,019	5,763	2,817	7,118
Total revenue	$23,630	$21,170	$16,039	$29,153

Net loss	$(52,581)	$(30,555)	$(37,163)	$(37,211)
Net loss per share	$(0.44)	$(0.26)	$(0.31)	$(0.31)
Weighted average common shares outstanding (000s)	118,515	118,385	118,245	118,186

	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002
Product revenues	$18,259	$23,024	$16,510	$19,280
Engineering service and other revenue	9,907	6,125	16,588	10,012
Total revenue	$28,166	$29,149	$33,098	$29,292

Net loss	$(31,192)	$(33,407)	$(22,561)	$(35,521)
Net loss per share	$(0.27)	$(0.28)	$(0.19)	$(0.34)
Weighted average common shares outstanding (000s)	118,109	117,484	115,945	105,882

SUMMARY OF QUARTERLY RESULTS

The timing of product deliveries and the completion of engineering milestones, and foreign exchange gains and losses, are significant factors that influence our quarterly net losses. The net loss for the third quarter of 2004 was significantly negatively impacted by a $23.1 million loss on assets held for sale related to the pending sale of BPSAG. This was partly offset by lower depreciation and amortization during the third quarter of 2004, as we ceased recording depreciation and amortization on assets held for sale. The second and fourth quarters of 2003 reflect write-downs of investments of $7.3 million and $5.3 million, respectively. Foreign exchange gains were particularly significant in the first and second quarters of 2003 when they were $7.9 million and $8.3 million, respectively. Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first, second and third quarters of 2004 relative to the corresponding quarters in 2003. Higher engineering service revenue was a significant factor in reducing net losses in the first quarter of 2003. Lower engineering service and other revenue during 2004 reflect the near completion of the current generation light-duty fuel cell engine development program. During the first, second and third quarters of 2004, quarterly operating expenditures decreased relative to the same periods in 2003 primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities. There are no significant seasonal variations in our quarterly results.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion and Analysis” section of our 2003 Annual Report and except as follows, remain substantially unchanged.

While we have entered into a non-binding MOU with DaimlerChrysler and Ford, there is a risk that the transactions contemplated in the MOU may not be successfully completed, or may not be completed in accordance with the specific terms of the MOU, as completion remains subject to the successful negotiation of the definitive agreements and receipt of necessary corporate, regulatory and shareholder approvals, as described above under Significant Developments.

Assuming the transactions contemplated in the MOU are successfully completed, additional risk factors relating to our business and the operation of our Alliance with DaimlerChrysler and Ford may arise. These changes in risk will be fully discussed in the management proxy circular concerning the transaction, which will be distributed to shareholders in advance of a special shareholder meeting to approve the transaction.

CONSOLIDATED BALANCE SHEETS

Unaudited (Expressed in thousands of U.S. dollars)

	September 30	December 31
	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$132,878	$278,099
Short-term investments	124,076	49,013
Accounts receivable	13,201	14,441
Inventories	18,993	20,376
Prepaid expenses and other current assets	2,270	2,321
Current assets held for sale (note 3)	14,732	14,214
	306,150	378,464

Property, plant and equipment	67,342	74,560
Intangible assets	80,226	100,266
Goodwill	155,324	155,324
Investments	14,722	13,841
Long-term assets held for sale (note 3)	79,499	109,205
Other long-term assets	4,900	3,175
	$708,163	$834,835

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$22,465	$28,721
Deferred revenue	3,505	2,449
Accrued warranty liabilities	27,133	28,609
Current liabilities held for sale (note 3)	12,883	19,993
	65,986	79,772

Long-term liabilities	9,244	8,956
Long-term liabilities held for sale (note 3)	5,034	4,404
	80,264	93,132

Shareholders’ equity:
Share capital	1,230,512	1,227,079
Contributed surplus	5,779	2,717
Accumulated deficit	(608,156)	(487,857)
Cumulative translation adjustment	(236)	(236)
	627,899	741,703

	$708,163	$834,835

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30		Nine months ended September 30
	(restated-note 1)		(restated-note 1)
	2004	2003	2004	2003
Revenues:
Product revenues	$22,611	$18,259	$51,240	$57,793
Engineering service and other revenue	1,019	9,907	9,599	32,620

Total revenues	23,630	28,166	60,839	90,413

Cost of revenues and expenses:
Cost of product revenues	17,885	15,304	42,219	56,282
Research and product development	21,257	25,859	65,177	78,548
General and administrative	3,825	4,137	11,190	12,952
Marketing	3,071	2,299	7,770	7,353
Depreciation and amortization	7,975	12,026	31,298	34,747

Total cost of revenues and expenses	54,013	59,625	157,654	189,882

Loss before undernoted	(30,383)	(31,459)	(96,815)	(99,469)
Investment and other income (loss)	2,329	3,230	2,667	23,791
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	(1,102)	(318)	(1,407)	(7,703)
Write-down of assets held for sale (note 3)	(23,051)	—	(23,051)	—
Equity in loss of associated companies	(495)	(378)	(1,503)	(1,427)
Minority interest	—	—	—	4,578
Business integration and restructuring costs	—	(2,743)	—	(7,128)

Loss before income taxes	(52,702)	(31,668)	(120,109)	(87,358)
Income taxes	(121)	244	190	522

Net loss for period	(52,581)	(31,912)	(120,299)	(87,880)

Accumulated deficit, beginning of period	(555,575)	(418,733)	(487,857)	(362,765)

Accumulated deficit, end of period	$(608,156)	$(450,645)	$(608,156)	$(450,645)

Basic and diluted loss per share	$(0.44)	$(0.27)	$(1.02)	$(0.75)

Weighted average number of common shares outstanding	118,515,278	118,108,987	118,382,571	117,187,334

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	(restated-note 1)		(restated-note 1)
	2004	2003	2004	2003
CASH PROVIDED BY (USED FOR):
Operating activities:
Net loss for period	$(52,581)	$(31,912)	$(120,299)	$(87,880)
Items not affecting cash:
Compensatory shares	2,283	3,606	4,400	8,814
Depreciation and amortization	9,512	13,981	35,855	40,783
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	1,102	318	1,407	7,703
Write-down of assets held for sale (note 3)	23,051	—	23,051	—
Equity in loss of associated companies	495	378	1,503	1,427
Minority interest	—	—	—	(4,578)
Other	(75)	(95)	(225)	(276)
	(16,213)	(13,724)	(54,308)	(34,007)

Changes in non-cash working capital:
Accounts receivable	(3,472)	2,483	1,240	5,487
Inventories	5,399	(2,551)	1,383	1,508
Prepaid expenses	(693)	(1,356)	51	(328)
Accounts payable and accrued liabilities	1,628	2,273	(4,216)	(2,375)
Deferred revenue	(613)	(296)	1,056	186
Accrued warranty liabilities	4,666	305	(1,476)	3,977
Net current assets and liabilities held for sale (note 3)	(6,105)	(4,580)	(7,628)	(10,281)
	810	(3,722)	(9,590)	(1,826)
Cash used by operations	(15,403)	(17,446)	(63,898)	(35,833)

Investing activities:
Net (increase) decrease in short-term investments	54,502	(3,440)	(75,063)	4,712
Additions to property, plant and equipment	(2,403)	(1,070)	(3,552)	(2,803)
Additions to intangible assets	—	—	(23)	(557)
Proceeds on sale of property, plant and equipment	94	—	226	8
Proceeds on sale of intangible assets	—	—	—	479
Investments (note 2)	—	(406)	(2,384)	(2,016)
Acquisition of other businesses	—	—	—	(1,879)
Other long-term assets	(555)	6	(1,725)	66
Long-term liabilities	469	(188)	1,143	1,050
	52,107	(5,098)	(81,378)	(940)

Financing activities:
Net proceeds on issuance of share capital	50	377	59	1,504
Other	—	(2)	(4)	(32)
	50	375	55	1,472

Increase (decrease) in cash and cash equivalents	36,754	(22,169)	(145,221)	(35,301)

Cash and cash equivalents, beginning of period	96,124	224,101	278,099	237,233

Cash and cash equivalents, end of period	$132,878	$201,932	$132,878	$201,932

Supplemental disclosure of cash flow information (note 6)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. BASIS OF PRESENTATION

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s 2003 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s 2003 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s 2003 Annual Report.

Certain comparative figures have been restated to reflect the application of accounting for asset retirement obligations and the expensing of stock options in the respective quarter as disclosed in the notes to the consolidated financial statements included in the Corporation’s 2003 Annual Report. As a result, research and product development expense increased $457,000 and $885,000, general and administrative expense increased $224,000 and $472,000, marketing expense increased $96,000 and $191,000, depreciation expense increased $28,000 and $84,000 and investment and other income decreased $52,000 and $156,000 for the three and nine-month periods ended September 30, 2003, respectively.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

2. INVESTMENTS

During the nine months ended September 30, 2004, the Corporation made an additional investment of $1,656,000 (2003 – $1,610,000) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. The Corporation also made an additional investment of $728,000 (2003 – $406,000) in Chrysalix Energy Limited Partnership.

3. ASSETS HELD FOR SALE

On July 8, 2004, the Corporation entered into a non-binding Memorandum of Understanding with its Vehicular Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which DaimlerChrysler and Ford will acquire the Corporation’s 50.1% interest in Ballard Power Systems AG (“BPSAG”). In exchange, DaimlerChrysler and Ford will return to the Corporation nine million of its common shares that they currently own, valued at $73.8 million, based on the average quoted market price of the Corporation’s common shares around the announcement date of $8.20 per share. These shares will then be cancelled. The existing forward sale agreement related to the purchase by the Corporation of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of the Corporation to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement require the purchase of the remaining 49.9% interest in BPSAG by the Corporation to be completed by November 15, 2004, the agreement has been extended pending the closing of the sale of BPSAG. The Corporation expects to complete the sale of BPSAG in the first half of 2005, subject to further approvals by the boards of directors of the Corporation, DaimlerChrysler and Ford, from the Corporation’s shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

As a result of the pending sale of BPSAG, the Corporation has recorded an estimated loss of $23.1 million in the third quarter of 2004. This loss results from writing down the goodwill of BPSAG to the estimated proceeds to be received. The overall loss on the sale of BPSAG is dependent on a number of variables, including changes in the Corporation’s net investment in BPSAG and purchase price adjustments. Included in the assets and liabilities held for sale are:

	September 30	December 31
	2004	2003
Accounts receivable	$6,107	$8,207
Inventories	8,369	5,908
Prepaid expenses	256	99

Current assets held for sale	$14,732	$14,214

Property, plant and equipment	$10,150	$11,125
Intangible assets	27,416	33,096
Goodwill	41,933	64,984

Long-term assets held for sale	$79,499	$109,205

Accounts payable and accrued liabilities	$8,597	$14,225
Deferred revenue	402	1,441
Accrued warranty liabilities	3,884	4,327

Current liabilities held for sale	$12,883	$19,993

Long-term liabilities held for sale	$5,034	$4,404

4. EMPLOYEE FUTURE BENEFITS

The Corporation maintains two defined benefit pension plans. The benefits under the pension plans are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Pension plans	$812	$248	$1,384	$1,195
Other benefit plans	89	80	276	240

5. SHARE CAPITAL

In 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During the three and nine-month periods ended September 30, 2004, compensation expense of $919,000 (2003 – $800,000) and $2,366,000 (2003 – $1,618,000), respectively, was recorded in net income as a result of fair value accounting for share options. During the three and nine-month periods ended September 30, 2004, options to acquire nil and 532,152 common shares, respectively, were granted with a fair value of $6.72 per share and vesting periods of three years. During the three and nine-month periods ended September 30, 2003, options outstanding to acquire common shares increased by 31,095 with a weighted average fair value of $8.73, and 1,341,327 with a weighted average fair value of $7.30, respectively. These options have vesting periods of three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Expected life	n/a	7 years	7 years	7 years
Expected dividends	n/a	Nil	Nil	Nil
Expected volatility	n/a	78%	63%	75%
Risk-free interest rate	n/a	5%	4%	5%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. If computed fair values of the options had been amortized to be expensed over their vesting periods, the net loss and net loss per share would have been:

	Three months ended September 30		Nine months ended September 30
	(restated-note 1)		(restated-note 1)
	2004	2003	2004	2003
Net loss	$52,581	$31,912	$120,299	$87,880
Compensation charge related to options granted	4,152	4,199	12,367	12,325
Pro-forma net loss	$56,733	$36,111	$132,666	$100,205
Pro-forma basic and diluted loss per share	$0.48	$0.31	$1.12	$0.86

As at September 30, 2004, options to purchase 6,934,137 common shares were outstanding.

6. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Income taxes paid	$120	$294	$166	$353
Non-cash financing and investing activities
Compensatory shares	$1,476	$—	$3,526	$5,549
Common shares issued to acquire intangible assets	$—	$—	$—	$2,066
Common shares issued for acquisitions	$—	$—	$—	$30,386

7. SEGMENTED FINANCIAL INFORMATION

The Corporation operates in three market segments: Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment. The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Segment revenues and segment gain (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, general and administrative, and marketing, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.

	Three months ended September 30		Nine months ended September 30
	(restated-note 1)		(restated-note 1)
	2004	2003	2004	2003
Revenues
Transportation	$19,099	$24,206	$48,197	$77,789
Power Generation	1,343	1,075	2,825	2,347
Material Products	3,188	2,885	9,817	10,277
	$23,630	$28,166	$60,839	$90,413

Segment gain (loss) for period (1)
Transportation	$(2,992)	$4,032	$(7,254)	$2,391
Power Generation	(2,303)	(3,772)	(9,306)	(11,066)
Material Products	96	(392)	109	(460)
Total	(5,199)	(132)	(16,451)	(9,135)
Corporate amounts
Research and product development	(10,313)	(12,865)	(30,106)	(35,282)
General and administrative	(3,825)	(4,137)	(11,190)	(12,952)
Marketing	(3,071)	(2,299)	(7,770)	(7,353)
Depreciation and amortization	(7,975)	(12,026)	(31,298)	(34,747)
Investment and other income (loss)	2,329	3,230	2,667	23,791
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	(1,102)	(318)	(1,407)	(7,703)
Write-down of assets held for sale	(23,051)	—	(23,051)	—
Equity in loss of associated companies	(495)	(378)	(1,503)	(1,427)
Minority interest	—	—	—	4,578
Business integration and restructuring costs	—	(2,743)	—	(7,128)
Loss before income taxes	$(52,702)	$(31,668)	$(120,109)	$(87,358)

(1) Research and product development costs directly related to segments are included in segment gain (loss) for the period.

8. GUARANTEES AND CONTINGENCIES

The Corporation has issued a letter of credit in the amount of $1,102,000 related to a lease agreement for premises. The letter of credit expires December 2004.

9. FINANCIAL INSTRUMENTS

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. The forward foreign exchange contracts are accounted for using the fair value method of accounting, and as such, the Corporation records the fair value on the balance sheet and recognizes the changes in these fair values as gains or losses in the period. As at September 30, 2004, there were no forward foreign exchange contracts outstanding.

CORPORATE INFORMATION

CORPORATE OFFICES

Ballard Power Systems Inc.

Corporate Headquarters

4343 North Fraser Way

Burnaby BC Canada V5J 5J9

T 604 454 0900

F 604 412 4700

Ballard Material Products Inc.

Two Industrial Avenue

Lowell MA USA 01851-5199

Ballard Power Systems Corporation

15001 Commerce Drive N.

Dearborn MI USA 48120

Ballard Power Systems AG

Neue Strasse 95

73230 Kirchheim/Teck-Nabern Germany

TRANSFER AGENT AND REGISTRAR

Computershare Trust
Company of Canada

Shareholder Services Department

510 Burrard Street

Vancouver BC Canada V6C 3B9

T 1 800 564 6253

F 1 866 249 7775

STOCK LISTING

Ballard’s common shares are listed on the Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems

Investor Relations

4343 North Fraser Way

Burnaby BC Canada V5J 5J9

T 604 412 3195

F 604 412 3100

investors@ballard.com

www.ballard.com

Ballard,

BALLARD

Nexa and Power to Change the World are registered trademarks, and Powered by Ballard and AirGen are trademarks of Ballard Power Systems Inc. AvCarb is a trademark of Ballard Material Products. Ecostar is a trademark of Ballard Power Systems Corporation. Ballard respects and acknowledges the trademarks and registered trademarks of other companies as referred to in this report.

BALLARD®

www.ballard.com

Ballard Power Systems Inc.

4343 North Fraser Way

Burnaby British Columbia

Canada V5J 5J9